Leaping Group Co., Ltd.

2010 Huaruntiexi Center

Tiexi District, Shenyang, Liaoning Province

People’s Republic of China

+86-02422598763

March 19, 2019

VIA EDGAR CORRESPONDENCE

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Office of Telecommunications

U.S. Securities and Exchange Commission

Re:	Leaping Group Co., Ltd.
Registration Statement on Form F-1/A (File No. 333-229116)

Dear Mr. Spirgel:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Leaping Group Co., Ltd. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1/A (the “F-1 Registration Statement”) be accelerated and that the F-1 Registration Statement becomes effective at 4:00 p.m., Eastern Time, on March 21, 2019, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the F-1 Registration Statements in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Hunter Taubman Fischer & Li LLC.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact the Company’s U.S. counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Tao Jiang
Name: Tao Jiang
Title: Chief Executive Officer